UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELBIT VISION SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, Par value NIS1 Per Share
(Title of Class of Securities)
M37576101
(CUSIP Number)
YARON MENASHE, BAREKET 7, INDUSTRIAL PARK CAESAREA, P.O. BOX 3047, CAESAREA, ISRAEL +972-4-6107609
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON YARON MENASHE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,646,898 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21, 646,898 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21, 646,898 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.89%
14	TYPE OF REPORTING PERSON IN

(1) On May 27, 2010, the Reporting Person entered into a share purchase agreement with M.S.N.D. Real Estate Holdings Ltd. ("MSND"), pursuant to which the Reporting Person purchased 16,368,403 ordinary shares of Elbit Vision Systems Ltd., and warrants to purchase 5,166,495 ordinary shares of Elbit Vision Systems Ltd., of which 4,666,020 are exercisable at a price per share of $0.139 and 500,475 are exercisable at a price per share of $0.45.

(2) This amount includes (i) an aggregate of 5,166,495 ordinary shares of Elbit Vision Systems Ltd., that may be acquired upon the exercise of a warrant exercisable within 60 days of the date of this Schedule and (ii) an aggregate of 94,500 ordinary shares of Elbit Vision Systems Ltd.,  issuable upon the exercise of option exercisable within 60 days, granted to the Reporting Person pursuant to various option agreement entered into between Elbit Vision Systems Ltd., and the Reporting Person in  August 2003, December  2004, February 2006, December 2006 and February 2008.

SCHEDULE 13D

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned and realates to the ordinary shares, nominal value 1.00 New Israeli Shekels per share (the “Ordinary Shares”), of Elbit Vison Systems Ltd., a company organized under the laws of Israel (the “Issuer”).   Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Title of Class of Equity Securities:	Ordinary Shares, par value NIS 1.00 per Share (the “Shares”) and warrants to purchase the Shares (the "Warrants")

Name of Issuer:	Elbit Vision Systems, Ltd.

Address of Issuer’s Principal Executive Offices:	P.O. Box 3047 1 Bareket 7, Industrial Park Caesarea, 38900 Israel

Item 2.	Identity and Background

(a) and (f)   This statement on Schedule 13D is being filed by: (1) Yaron Menashe, an a citizen of the State of Israel (the “Reporting Person”).

(b) The principal business address for the Reporting Person is c/o Elbit Vision Systems Ltd. Bareket 7, Industrial Park Caesarea, P.O. Box 3047,Caesarea, Israel.

(c) The Reporting Person serves as the chief financial officer of the Issuer

(d) and (e)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the  reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. The Reporting Person used its own funds for the purchase of these Ordinary Shares and Warrants.
Item 4.
Purpose of Transaction
The Reporting Person acquired the securities of the Issuer for investment purposes. Should the Reporting Person believe it to be in his interests, the Reporting Persons may, from time to time, acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares held by him, in open market or private transactions or otherwise, at prices and other terms acceptable to the purchasing or selling reporting persons, as applicable, subject to applicable law.

Except as set forth in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person  does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.
Interest in Securities of the Issuer.
(a) (1) On May 27, 2010, the Reporting Person entered into a share purchase agreement with M.S.N.D. Real Estate Holdings Ltd. ("MSND"), pursuant to which the Reporting Person purchased 16,363,403 Shares and Warrants to purchase 5,166,495 Shares, of which 4,666,020 are exercisable at a price per share of $0.139 and  500,475 are exercisable at a price per share of $0.45.

In August 2003, December 2004,  February 2006,  December 2006 and February 2008 , the Reporting Person entered into various share option agreements with the Issuer pursuant to which the Reporting Person was granted an aggregate of options to 129,500 Shares of the Issuer at exercise prices of $0.28-0.8 per Share, pursuant to the Issuers Employee Share Option Plan.

The Reporting Person is the beneficial owner of an aggregate of 21,646,898 Shares (assuming the exercise of all of the warrants and options described in this Item 5(a)), which constitutes approximately 28.89% of the class.

(b) The Reporting Person has sole power to (i) vote or direct the vote; and (ii) dispose or direct the disposition of 21,646,898 (assuming the exercise of all of the warrants and options described in Item 5(a)).

(c)-(d) None.

(e) Not applicable

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Form of Share Option Agreement by and between the Issuer and Yaron Menashe.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2011

/s/ Yaron Menashe
Yaron Menashe